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September 20, 2010	direct dial 202 508 5881 direct fax 202 585 0051 skehoe@kilpatrickstockton.com

VIA EDGAR

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Naugatuck Valley Financial Corporation
Registration Statement on Form S-1
Filed June 11, 2010
File No. 333-167482

Dear Mr. Clampitt:

On behalf of Naugatuck Valley Financial Corporation (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on June 11, 2010 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on July 8, 2010. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”) on the Company’s Application on Form AC. A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, has been included with this filing. Finally, the prospectus reflects revised compensation disclosure, in particular the elimination of the Compensation Discussion and Analysis, to reflect that the Company is filing as a smaller reporting company due to the decrease in the offering size.

ATLANTA    AUGUSTA    CHARLOTTE    DUBAI    NEW YORK    RALEIGH    STOCKHOLM    WASHINGTON    WINSTON-SALEM

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

September 20, 2010

Form S-1 filed June 11, 2010

General

Comment No. 1

Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.

Response to Comment No. 1

The Staff’s comment is noted.

Comment No. 2

Please note the updating requirements of Rule 3-12 of Regulation S-X.

Response to Comment No. 2

The requirements of Rule 3-12 of Regulation S-X are hereby noted.

Comment No. 3

Where you use the term “merger,” please revise to clarify whether you are referring to the merger of the mutual holding company, or the merger of Southern Connecticut Bancorp, into the new holding company. For example, please revise to clarify what you are referring to when you use the term merger on page 33.

Response to Comment No. 3

The term “merger” has been clarified as requested.

Comment No. 4

To the extent any of our comments on the offering prospectus are also applicable to the proxy statement/prospectus, please revise the proxy statement/prospectus accordingly.

Response to Comment No. 4

The proxy statement/prospectus has been revised accordingly

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

September 20, 2010

Prospectus Cover Page

Comment No. 5

Please confirm that the company will not use the prospectus before the effective date of the registration statement. In the alternative, please revise to include an appropriate “subject to completion” legend on the cover page of the prospectus. Refer to Item 501(b)(1) of Regulation S-K.

Response to Comment No. 5

This confirms the Company will not use the prospectus before the effective date of the registration statement.

Acquisition of Southern Connecticut Bancorp, page 2

Comment No. 6

Revise the last paragraph to indicate the circumstances under which the current offering “may be canceled” or describe the circumstances under which it will not be canceled. In addition, provide us with an analysis of why you believe you will not have to resolicit if the Southern Connecticut Bancorp merger is terminated.

Response to Comment No. 6

The requested disclosure has been added to page 2 of the prospectus.

Maintaining high levels of asset quality, page 3

Comment No. 7

We note the disclosure here and on page 68 regarding problem loan workouts. Please describe the loan workout process in greater detail here and on page 68. Include disclosure of the number of loans successfully worked out and the current status of those loans (i.e., current, 30 days delinquent, 90 days delinquent, etc.). In addition, briefly describe the “tightened underwriting standards” and the “more stringent loan to value ratio requirements” and disclose whether these have been instituted at both Naugatuck and Southern Connecticut banks.

Response to Comment No. 7

The requested disclosure has been added to page 3 and page 69 of the prospectus.

How We Determined the Offering Range …page 7

Comment No. 8

Revise the two paragraphs below the table presented on page 9 to address the pricing premium based on price to core earnings multiple.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

September 20, 2010

Response to Comment No. 8

The requested disclosure has been added to pages 9 and 10 of the prospectus.

Comment No. 9

Revise here and on page 146 to clarify, if accurate, that FinPro has estimated the midpoint and under Office of Thrift Supervision regulations, the minimum and maximum are derived therefrom.

Response to Comment No. 9

As discussed with the Staff, FinPro’s appraisal has not be prepared as Comment No. 9 suggests. FinPro estimates the full range of the pro forma market value of Company. As set forth in the appraisal, it is “FinPro’s opinion that as of September 8, 2010, the estimated pro forma market value of the Bank in a full offering was $51,103,200 at the midpoint of a range with a minimum of $45,076,080 to a maximum of $57,130,310 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $64,061,490. Assuming an adjusted minimum value, the value in a full offering is $42,025,005.”

The Exchange of Existing Shares … page 10

Comment No. 10

Reference is made to the table on page 10. We are concerned that the column heading, “Equivalent Per Share Value,” may cause confusion to some readers. We suggest that you make clear to the reader that the numbers are no more than multiplying the exchange ratio times $10.00. We also suggest that you delete the term “Per Share Value” as it is both confusing and potentially inaccurate. Finally, we also suggest that the table be expanded to include a column that displays the pro forma book value per exchanged share.

Response to Comment No. 10

The “Equivalent Per Share Value” column in its entirety has been eliminated to avoid any confusion. The table has been expanded to include a column showing pro forma book value per exchanged share. See page 11.

Risk Factors, page 20

Other non-performing assets have increased recently … page 20

Comment No. 11

Please revise to disclose non-performing asset information as of June 30, 2010. Also, disclose the pro forma allowance at that same date.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

September 20, 2010

Response to Comment No. 11

The requested disclosure has been added to page 20 of the prospectus.

The unseasoned nature of our commercial and construction loan portfolio … page 21

Comment No. 12

Please revise to disclose the aggregate dollar amount of loans that have had their terms extended and are still accounted for as performing.

Response to Comment No. 12

The requested disclosure has been added to page 21 of the prospectus.

Higher loan losses …. page 21

Comment No. 13

Revise to update through June 30, 2010 and add disclosure regarding the pro forma allowance and ratio of the allowance to non-performing loans.

Response to Comment No. 13

The requested disclosure has been added to page 21 of the prospectus.

Our Management, page 114

General

Comment No. 14

Please revise to indicate what specific experience, qualifications, attributes or skills were considered in concluding that each director or person nominated or chosen to become a director should serve as a director. Refer to Item 401(e) of Regulation S-K. To the extent the information discussed in each director’s biography was the basis for the board of director’s conclusion that each individual serve as a director, please revise to so indicate.

Response to Comment No. 14

The requested disclosure has been added to page 115 of the prospectus.

Comment No. 15

We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

September 20, 2010

Response to Comment No. 15

The prospectus reflects revised compensation disclosure to reflect that the Company is filing as a smaller reporting company due to the decrease in the offering size. As a result, Item 402(s) is not applicable to the Company.

Base Compensation, page 118

Comment No. 16

It appears that the company benchmarks certain elements of compensation to its peers. Please identify the component companies that make up the compensation peer group and the basis for selecting the peer group. In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.05.

Response to Comment No. 16

The prospectus reflects revised compensation disclosure to reflect that the Company is filing as a smaller reporting company due to the decrease in the offering size. As a result, the Company has eliminated the Compensation Discussion and Analysis as required by Item 402(b) as it is not applicable to the Company.

Short-Term Cash-Based Incentive Compensation, page 118

Comment No. 17

We note that one of the performance measures established for John Roman under the Valley Incentive Plan was an increase in the company’s stock price by a certain percentage in excess of the average increase seen in FinPro peer banks. Please revise to disclose the percentage established as a performance target. Refer to Item 402(b)(2)(v) of Regulation S-K.

Response to Comment No. 17

The prospectus reflects revised compensation disclosure to reflect that the Company is filing as a smaller reporting company due to the decrease in the offering size. As a result, the Company has eliminated the Compensation Discussion and Analysis as required by Item 402(b) as it is not applicable to the Company.

Comment No. 18

Please briefly discuss the reasons why no awards were made under the Valley Incentive Plan during the 2009 fiscal year.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

September 20, 2010

Response to Comment No. 18

The requested revision has been made. See page 120.

Executive Compensation, page 123

Comment No. 19

Based on the disclosure provided in your Compensation Discussion and Analysis, it appears that you should have included a Grants of Plan-Based Awards table. For example, it appears that you should disclose the threshold, target and maximum estimated future payouts under non-equity incentive plans. Please revise accordingly. Refer to Item 402(d) of Regulation S-K and Instruction 2 to that item.

Response to Comment No. 19

The prospectus reflects revised compensation disclosure to reflect that the Company is filing as a smaller reporting company due to the decrease in the offering size. As a result, Item 402(d) is not applicable to the Company.

Outstanding Equity Awards at Fiscal Year End, page 124

Comment No. 20

We note the disclosure in footnote (1) to the table on page 124. Please revise to disclose either the grant dates of the awards or the actual vesting dates of the Unexercisable options.

Response to Comment No. 20

The requested disclosure has been added to page 120 of the prospectus.

Transactions with Related Persons, page 130

Comment No. 21

Please confirm that Naugatuck Valley Savings and Loan has not extended loans to related persons (as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K). If loans have been extended to related persons, please disclose the information required by Item 404(a) of Regulation S-K; alternatively, confirm, if true, that Instruction 4.c. to Item 404(a) applies to all loans extended.

Response to Comment No. 21

The requested revisions have been made. See page 124.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

September 20, 2010

Proxy Statement/Prospectus

Proxy Statement/Prospectus Cover Page

Comment No. 22

Please revise to clarify that the consideration to be received by Southern Connecticut Bancorp shareholders is subject to proration and that, therefore, shareholders may not receive the consideration elected. Please also provide an example of how proration will work.

Response to Comment No. 22

The requested disclosure has been added to the cover page of the proxy statement/prospectus.

Comment No. 23

Please include the number of shares of Naugatuck Valley Financial common stock that will be offered to Southern Connecticut Bancorp shareholders in the merger. Refer to Item 501(b)(2) of Regulation S-K.

Response to Comment No. 23

The requested disclosure has been added to the cover page of the proxy statement/prospectus.

Comparative Market Prices and Dividends, page 19

Comment No. 24

Please revise to disclose the information required by Item 201(e) of Regulation S-K for Naugatuck Valley Financial and Southern Connecticut Bancorp. Refer to Item 14(c)(2) of Schedule 14A.

Response to Comment No. 24

As discussed with the Staff, the information required by Item 201(e) is not required to be included in the Company’s registration statement.

Naugatuck Valley Financial’s Proposal 3 and Southern Connecticut Bancorp’s Proposal 1 – Approval of the Merger Agreement, page 31

Election Procedures; Surrender of Stock Certificates, page 32

Comment No. 25

You disclose that election forms will be mailed “shortly after” the mail date for the proxy statement/prospectus. Section 2.6(a) of the merger agreement, however, indicates that election forms are to be mailed at the same time the proxy statement/prospectus is mailed. Supplementally advise us of the reason for the change in timing and clarify the timeframe contemplated between the mailing of the proxy statement/prospectus and election forms.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

September 20, 2010

Response to Comment No. 25

The referenced disclosure has been revised to conform to the terms of the merger agreement. See page 32.

Comment No. 26

Please revise to highlight a specific deadline date for submission of election forms. If the date will not be known prior to the time of mailing of the proxy statement/prospectus, please advise. See our comment below.

Response to Comment No. 26

The requested revision has been made. See page 32.

Comment No. 27

It is unclear from your disclosure whether election forms must be returned at or prior to the meeting date. It appears, therefore, that elections could be made and forms returned at some point after the meting date. Please advise us of the consideration you have given as to whether the election to receive cash by shareholders of Southern Connecticut Bancorp would be subject to the tender offer rules. Your analysis should address relevant facts (i.e., the timeline contemplated for the meeting date, submission and return of election forms), interpretative releases and/or no-action letters. We may have further comment.

Response to Comment No. 27

The Company will require that election forms must be returned at or prior to the meeting date.

Background of the Merger, page 33

Comment No. 28

Please revise to disclose whether any indications of interest were submitted by parties other than Naugatuck Valley Financial in which the consideration offered exceeded $7.25 per share. If so, explain why the Southern Connecticut Bancorp board of directors did not pursue those offers.

Response to Comment No. 28

The requested disclosure has been added to page 36 of the proxy statement/prospectus.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

September 20, 2010

Opinion of Naugatuck Valley Financial’s Financial Advisor, page 39

General

Comment No. 29

Please revise to disclose any material relationship that existed during the last two years or is contemplated, and any compensation received or to be received as a result of any such relationship between Ostrowski & Company, Inc. and Naugatuck Valley Financial Corporation. Refer to Item 1015(b)(4) of Regulation M-A.

Response to Comment No. 29

The requested disclosure has been added to page 40 of the proxy statement/prospectus.

Selected Peer Group Analyses, page 42

Comment No. 30

Please revise to disclose the companies that make up the SSE Peer Group.

Response to Comment No. 30

The requested disclosure has been added to page 43 of the proxy statement/prospectus.

Impact Analysis, page 42

Comment No. 31

We note that Ostrowski & Company, Inc. relied on financial projections provided by Naugatuck Valley Financial Corporation and Southern Connecticut Bancorp when preparing its fairness opinion. Please revise to disclose the financial projections upon which Ostrowski & Company, Inc. relied.

Response to Comment No. 31

The requested disclosure has been added to page 45 of the proxy statement/prospectus.

Comment No. 32

We note that the total advisory fee payable to Ostrowski & Company, Inc. is approximately $200,000. Please disclose whether any portion of the fee is contingent upon the successful completion of the transaction.

Response to Comment No. 32

The requested disclosure has been added to page 44 of the proxy statement/prospectus.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

September 20, 2010

Opinion of Southern Connecticut Bancorp’s Financial Advisor – Stifel, Nicolaus & Company, Inc., page 42

General

Comment No. 33

Please revise to disclose the basis for Stifel, Nicolaus & Company, Inc. and Northeast Capital & Advisory, Inc.’s belief that shareholders cannot rely upon the opinions to support any claims against the financial advisors arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisors would have no effect on the rights and responsibilities of either the financial advisors or the board of directors under the federal securities laws.

Response to Comment No. 33

The Stifel Nicolaus opinion section has been eliminated since they did not provide a fairness opinion for the new merger consider. The Northeast disclosure did not have any such reference.

Comment No. 34

Please revise to disclose the qualifications and methods of selection of Stifel, Nicolaus & Company, Inc. and Northeast Capital & Advisory, Inc.

Response to Comment No. 34

The requested disclosure has been added to page 52 of the proxy statement/prospectus. As stated previously, Stifel did not provide an updated fairness opinion.

Comment No. 35

We note that Stifel, Nicolaus & Company, Inc. and Northeast Capital & Advisory, Inc. relied on financial projections provided by Southern Connecticut Bancorp and Naugatuck Valley Financial Corporation when preparing their fairness opinions. Please revise to disclose the financial projections upon the which the financial advisors relied.

Response to Comment No. 35

The requested disclosure has been added to page 52 of the proxy statement/prospectus. As stated previously, Stifel did not provide an updated fairness opinion.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

September 20, 2010

Comment No. 36

Please revise to disclose all fees payable to Stifel, Nicolaus & Company, Inc., including the amount that is contingent upon the successful completion of the merger.

Response to Comment No. 36

As stated previously, Stifel did not provide an updated fairness opinion.

Comparison of Selected Companies, page 46

Comment No. 37

Please revise to disclose the sixteen companies that make up the peer group utilized by Stifel, Nicolaus & Company, Inc.

Response to Comment No. 37

As stated previously, Stifel did not provide an updated fairness opinion.

Analysis of Bank Merger Transactions, page 47

Comment No. 38

Please revise to disclose the transactions reviewed by Stifel, Nicolaus & Company, Inc.

Response to Comment No. 38

As stated previously, Stifel did not provide an updated fairness opinion.

Item 16. Exhibits and Financial Statement Schedules, page II-2

Comment No. 39

We note the disclosure in your document regarding the Valley Incentive Plan. Please tell us why you have not filed this plan as an exhibit to your registration statement. Please note that if the plan is not set forth in a formal document, a written description of the plan should be filed. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response to Comment No. 39

The Valley Incentive Plan is included as Exhibit 10.13 to the Amended Registration Statement.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

September 20, 2010

Comment No. 40

Please filed the consents of Ostrowski & Company, Inc.; Stifel, Nicolaus & Company, Inc. and Northeast Capital & Advisory, Inc. Refer to Section 7 of the Securities Act of 1933.

Response to Comment No. 40

The consents of Ostrowski & Company, Inc. and Northeast Capital & Advisory, Inc. have been filed as Exhibits 23.6 and 23.7, respectively, to the Amended Registration Statement.

Item 17. Undertakings, page II-4

Comment No. 41

Please include the undertaking required by Item 512(c) of Regulation S-K or tell us why this undertaking is not applicable.

Response to Comment No. 41

The Item 512(c) undertaking applies “if the securities to be registered are to be offered to existing security holders pursuant to warrants or rights and any securities not taken by security holders are to be reoffered to the public.” In the proposed offering by new Naugatuck Valley Financial Corporation, the securities that are being registered are being offered pursuant to subscription rights granted to depositors of Naugatuck Valley Savings and Loan, the financial institution subsidiary of the Company, and not to security holders of the Company. No warrants or rights are being granted to Company security holders. Therefore, the Item 512(c) undertaking is inapplicable.

*            *             *            *

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

September 20, 2010

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions or further comments, please contact the undersigned at (202) 508-5881.

Very truly yours,

KILPATRICK STOCKTON LLP

Sean P. Kehoe

Enclosures

cc:	Paul M. Aguggia, Esq., Kilpatrick Stockton LLP

John R. Roman, Naugatuck Valley Financial Corporation

Kent Krudys, Esq., Luse Gorman Pomerenk & Schick, P.C.

Robert M. Taylor, III, Day Pitney LLP

Bill Schroeder, Securities and Exchange Commission

Hugh West, Securities and Exchange Commission

Matt McNair, Securities and Exchange Commission